UNITED STATES
                                 -------------
                       SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  WOOLWORTH CORP
---------------------------------------------------------------------------
                                 (Name of Issuer)



                                 Common Stock **
---------------------------------------------------------------------------
                         (Title Of Class of Securities)




                                   980883102**
                                   ------------
                                  (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         -----------------------------

** The amount reflected in Item 9 of the cover page includes common stock issuable upon conversion of stock options (the "Stock Options") (CUSIP 980883102 zvqj2). In the aggregate, Merrill Lynch & Co., Inc. may be deemed to beneficially own 10,166,276 shares of Common Stock and an additional 500 shares upon conversion of the Stock Options.






                             PAGE 1 of 8 PAGES

-------------------------                            ---------------------------
  CUSIP NO. 980883102                  13G                PAGE 2 of 8 PAGES
           ----------
-------------------------                            ---------------------------

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Merrill Lynch & Co., Inc.

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    Joint Filing
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                             None
  NUMBER OF
    SHARES    ------------------------------------------------------------------
 BENEFICIALLY  6    SHARED VOTING POWER
OWNED BY EACH                10,166,776
  REPORTING   ------------------------------------------------------------------
 PERSON WITH   7    SOLE DISPOSITIVE POWER
                             None
              ------------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER
                             10,166,776
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      10,166,776


--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                      [ ]


--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     7.6%

--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON*

      HC, CO

--------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G


Item 1 (a)      Name of Issuer:
                ---------------

                Woolworth Corp



Item 1 (b)      Address of Issuer's  Principal Executive Offices:
                -------------------------------------------------

                Woolworth Building
                233 Broadway
                New York, NY 10279


Item 2 (a)      Names of Persons Filing:
                ------------------------

                Merrill Lynch & Co., Inc.
                ------------------------

Item 2 (b)      Address of Principal Business Office, or, if None, Residence:
                -------------------------------------------------------------

                Merrill Lynch & Co., Inc.
                World Financial Center, North Tower
                250 Vesey Street
                New York, New York  10281


                             PAGE 3 of 8 PAGES

Item 2 (c)      Citizenship:
                -----------

                See Item 4 of Cover Pages

Item 2 (d)      Title of Class of Securities:
                ----------------------------

                Common Stock

Item 2 (e)      CUSIP Number:
                -----------
                980883102

Item 3

        Merrill Lynch & Co., Inc. ("ML&Co.") is a parent holding company, in accordance with Section 240.13d-1(b)(ii)(G).

Item 4          Ownership
                ---------

       (a)      Amount Beneficially Owned:

                           See Item 9 of Cover  Pages.  Pursuant to Section
240.13d-4, ML&Co. disclaims beneficial ownership of the securities of Woolworth Corp referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that ML&Co. is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of Woolworth Corp covered by this statement other than securities of Woolworth Corp held by Merrill Lynch, Pierce, Fenner & Smith Incorporated in proprietary accounts and such securities held by Merrill Lynch Specialists, Inc.



       (b)      Percent of Class:

                           See Item 11 of Cover Pages

       (c)      Number of shares as to which such person has:

                 (i)  sole power to vote or to direct the vote:

                           See Item 5 of Cover Page

                (ii)  shared power to vote or to direct the vote:

                           See Item 6 of Cover Pages


               (iii)  sole power to dispose or to direct the disposition of:

                           See Item 7 of Cover Pages

                (iv)  shared power to dispose or to direct the disposition of:

                           See Item 8 of Cover Pages



                             PAGE 4 of 8 PAGES

Item 5          Ownership of Five Percent or Less of a Class.
                --------------------------------------------

                Not Applicable


Item 6          Ownership of More than Five Percent on Behalf of Another Person.
                ---------------------------------------------------------------



MLPF&S is a sponsor of various unit investment trusts ("UITs") which invest in "equity securities" as defined in Section. 240.13d-1(d). While UITs have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of securities reported herein, no single UIT's interest relates to more than 5% of the class of securities reported herein. In addition, MLPF&S has discretionary investment authority in respect of certain customer accounts holding the common stock of Woolworth Corp on behalf of persons who have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such person has an interest that relates to more than 5% of the class of securities reported herein. Merrill Lynch Trust Companies, wholly-owned subsidiaries of ML&Co. and are banks as defined in section 3(a)(6) of the Securities Exchange Act of 1934, hold shares of the common stock of Woolworth Corp on behalf of persons who have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such person has an interest that relates to more than 5% of the class of securities reported herein.
Merrill Lynch Asset Management L.P., d/b/a Merrill Lynch Asset Management ("MLAM") and Fund Asset Management L.P., d/b/a Fund Asset Management
("FAM"), are wholly-owned subsidiaries of ML&Co. and Delaware limited partnerships with their principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey. MLAM and FAM are investment advisers registered under
Section 203 of the Investment Advisers Act of 1940. MLAM and FAM may be deemed to be the beneficial owners of the common stock of Woolworth Corp by virtue of their acting as investment advisers to private accounts and investment companies registered under section 8 of the Investment Company Act of 1940. No such person has an interest that relates to more than 5% of the class of securities reported herein.





Item 7          Identification and Classification of the Subsidiary Which
                ---------------------------------------------------------
                Acquired the Security Being Reported on by the Parent Holding
                -------------------------------------------------------------
                Company.
                --------

                See Exhibit A

Item 8          Identification and Classification of Members of the Group.
                ---------------------------------------------------------

                Not Applicable



                             PAGE 5 of 8 PAGES

Item 9          Notice of Dissolution of Group.
                -------------------------------

                Not Applicable


Item 10         Certification.
                -------------

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                         MERRILL LYNCH & CO., INC.

                         _________________________
                         Date:

                         _________________________
                         Signature:

                         _________________________
                         Name: Richard B. Alsop

                         _________________________
                         Title: Attorney-in-fact*



* Executed pursuant to a Power of Attorney dated November 17, 1995, a copy of which is attached hereto as Exhibit B.


                             PAGE 6 of 8 PAGES

                            EXHIBIT A    SCHEDULE 13G
                            -------------------------

                    ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                    -----------------------------------------


      The person filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), is a parent holding company pursuant to Section 240. 13d-1(b)(1)(ii)(G). The relevant subsidiaries of ML&Co. are Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), Merrill Lynch Specialists, Inc. ("ML Specialists"), Merrill Lynch Group, Inc. ("ML Group"), Princeton Services, Inc. ("PSI"), Merrill Lynch Asset Management L.P. (d/b/a) Merrill Lynch Asset Management ("MLAM"), Fund Asset Management L.P. d/b/a Fund Asset Management ("FAM"), Merrill Lynch Trust Company (Florida) ("MLT-FLA"), Merrill Lynch Trust Company (California) ("MLT-CA"), Merrill Lynch Trust Company of America ("MLT-AM"). No single subsidiary's interest relates to more than 5% of the class of securities reported herein.

      MLPF&S, a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York, is a wholly-owned direct subsidiary of ML&Co. and a broker-dealer registered pursuant to the Securities Exchange Act of 1934. MLPF&S may be deemed to be the beneficial owner of less than 1% of the common stock of Woolworth Corp.

      MS Specialists, a Delaware Corporation with its principal place of business at 20 Broad St. New York, New York, is a wholly-owned subsidiary of ML&Co., a broker-dealer registered pursuant to the Securities Exchange Act of 1934, is the owner of less than 1% of the common stock of Woolworth Corp.

      ML Group, a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York, is a wholly-owned direct subsidiary of ML&Co. and a parent holding company pursuant to Section 240.13d-1(b)(1)(ii)(G). ML Group may be deemed to be the beneficial owner of 4% of the common stock of Woolworth Corp by virtue of its control of its wholly-owned subsidiaries PSI, MLT-FLA, MLT-CA and MLT-AM.

      PSI, a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, and a wholly-owned subsidiary of ML Group, may be deemed to be the beneficial owner of 4% of the common stock of Woolworth Corp by virtue of its being the general partner of MLAM and FAM.

      MLAM, is a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey and is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of less than 1% of the common stock of Woolworth Corp by virtue of its acting as investment advisor to private accounts and investment companies registered under section 8 of the Investment Company Act of 1940.

      FAM, is a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey and is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
FAM may be deemed to be the beneficial owner of 3.6% of of the common stock of Woolworth Corp by virtue of its acting as investment advisor to private accounts and investment companies registered under section 8 of the Investment Company Act of 1940.

      MLT-FLA, MLT-CA and MLT-AM, wholly-owned subsidiaries of ML&Co. and banks as defined in section 3(a)(6) of the Securities Exchange Act of 1934, may be deemed to be the beneficial owners of less than 1% of the common stock of Woolworth Corp by virtue of its holding as trustee such securities on behalf of investors.

      Pursuant to Section 240.13d-4, ML&Co., MLPF&S, ML Group, PSI, MLAM,
FAM, MLT-FLA, MLT-CA and MLT-AM disclaim beneficial ownership of the securities of Woolworth Corp referred to herein and the filing of this Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the securities of Woolworth Corp other than in the case of ML&Co., MLPF&S and ML Specialists, securities of Woolworth Corp held by MLPF&S and ML Specialists in proprietary accounts.





                             PAGE 7 of 8 PAGES

                            EXHIBIT B    SCHEDULE 13G
                            -------------------------

                                POWER OF ATTORNEY
                                -----------------


      The undersigned, Merrill Lynch & Co., Inc. ( the "Corporation") a corporation duly organized under the laws of the State of Delaware, with its principal place of business at World Financial Center, North Tower, New York, New York 10281 does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any other individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or
Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f) (1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original copies or electronic filings of any forms (including, without limitation, Securities and Exchange Commission Forms 3,4 and 5) required to be filed pursuant to Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

      IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 17th day of November, 1995.



                        MERRILL LYNCH & Co., Inc.



                        By:     /s/ David H. Komansky
                                ---------------------
                        Name:   David H. Komansky
                        Title:  President and Chief Operating Officer









                             PAGE 8 of 8 PAGES